KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/SE

26 September 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

05011705

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
22 Aug. 2005	Schedule for Release of 3rd Quarter Results
8 Sept. 2005	Listed Companies' Crop – August 2005
	FINANCIAL RESULTS
30 Aug. 2005	3rd Quarterly Report
	NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT, 1965
20 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
19 Sept. 2005	Permodalan Nasional Berhad
19 Sept. 2005	Yayasan Pelaburan Bumiputra
20 Sept.2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
20 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
21 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
23 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
23 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

cc JP Morgan Chase Bank, 20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

dlw 10/18

sh/adr/2005/sept05

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **22/08/2005 10:40:48 AM**
Reference No **KL-050822-EAC7B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 3rd Quarter Results

* **Contents :-**

We wish to advise that the 3rd Quarter Results (April to June 2005) of the KLK Group is scheduled for release on Tuesday, 30 August 2005 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/09/2005 04:23:49 PM**
Reference No **KL-050908-E1ED7**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
August 2005

* **Contents :-**

We submit below the crop figures for the month of **August 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	174,574	164,541	189,885	194,857	199,972	180,967	201,247	**199,819**	
Crude Palm Oil (mt)	36,862	36,106	40,070	40,623	41,186	37,613	41,480	**42,801**	
Palm Kernel (mt)	8,852	8,972	9,922	9,881	9,322	8,563	10,019	**10,328**	
Rubber (kg)	2,599,876	1,947,917	1,127,264	1,085,943	1,704,184	2,192,653	2,462,956	**2,418,216**	

/gcs

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **30/08/2005 04:59:57 PM**
Reference No **KL-050830-B7D76**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 30/06/2005

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30/09/2005

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

3rd qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	927,237	978,205	2,893,615	2,905,015
2	Profit/(loss) before tax	127,304	129,842	429,232	457,315
3	Profit/(loss) after tax and minority interest	91,348	94,028	310,984	323;154

4	Net profit/(loss) for the period	91,348	94,028	310,984	323,154
5	Basic earnings/(loss) per share (sen)	12.87	13.24	43.80	45.52
6	Dividend per share (sen)	0.00	0.00	6.00	6.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	5.7500	5.5500

Remarks :

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt was declared by the Directors on 18 May 2005 in respect of the financial year ending 30 September 2005.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005 [16]	30/06/2004 [16]	30/06/2005 [16]	30/06/2004 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	123,885	124,390	411,384	431,929
2	Gross interest income	3,541	4,127	12,134	13,453
3	Gross interest expense	1,883	1,249	5,103	4,383

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the third quarter ended 30 June 2005
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Revenue	927,237	978,205	2,893,615	2,905,015
Operating expenses	(827,972)	(872,282)	(2,514,165)	(2,505,954)
Other operating income	24,620	18,467	31,934	32,868
Operating profit	123,885	124,390	411,384	431,929
Finance cost	(1,883)	(1,249)	(5,103)	(4,383)
Share of results of associated companies	5,302	6,701	22,951	29,769
Profit before taxation	127,304	129,842	429,232	457,315
Tax expense	(34,228)	(33,358)	(115,218)	(119,996)
Profit after taxation	93,076	96,484	314,014	337,319
Minority interests	(1,728)	(2,456)	(3,030)	(14,165)
Net profit for the period	91,348	94,028	310,984	323,154
	Sen	Sen	Sen	Sen
Earnings per share - Basic	12.87	13.24	43.80	45.52
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balancé Sheet
As at 30 June 2005
(The figures have not been audited.)

	30 June 2005 RM'000	30 September 2004 RM'000
Property, plant and equipment	2,445,881	2,352,652
Land held for property development	194,654	194,389
Associated companies	133,614	493,443
Other investments	470,262	94,579
Deferred tax assets	5,342	5,176
Intangible assets	18,164	19,060
Goodwill on consolidation	60,369	60,369
	3,328,286	3,219,668
Current assets		
Inventories	520,570	511,975
Trade and other receivables	579,245	507,965
Property development costs	23,940	20,489
Cash and cash equivalents	625,106	636,264
	1,748,861	1,676,693
Current liabilities		
Trade and other payables	323,705	332,023
Taxation	14,693	50,340
Borrowings	112,692	130,085
Finance leases	137	178
Dividend payable	42,599	-
	493,826	512,626
Net current assets	1,255,035	1,164,067
	4,583,321	4,383,735
Share capital	712,516	712,516
Reserves	3,459,917	3,322,593
	4,172,433	4,035,109
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,158,986	4,021,662
Minority interests	146,973	137,894
Long term and deferred liabilities		
Deferred tax liabilities	173,286	158,662
Provision for retirement benefits	40,633	40,456
Borrowings	63,313	24,849
Finance leases	130	212
	277,362	224,179
	4,583,321	4,383,735
Net tangible assets per share (RM)	5.75	5.55

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the third quarter ended 30 June 2005
(The figures have not been audited.)

	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2004	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Net (loss)/gain not recognised in the income statement	-	(13)	-	-	(10,932)	-	2,568	-	(8,377)
Net profit for the period	-	-	-	-	-	-	310,984	-	310,984
Dividends paid	-	-	-	-	-	-	(122,684)	-	(122,684)
Dividend payable	-	-	-	-	-	-	(42,599)	-	(42,599)
Transfer from revenue reserve to capital reserve	-	22,088	-	-	-	-	(22,088)	-	-
Transfer to revenue reserve on disposal of shares in an associated company	-	(7,078)	(1,514)	-	(6,728)	-	15,320	-	-
At 30 June 2005	712,516	1,210,169	48,231	14,867	78,697	14,337	2,093,616	(13,447)	4,158,986
At 1 October 2003	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831
Net (loss)/gain not recognised in the income statement	-	(44)	-	1,032	(16,711)	-	(12,343)	-	(28,066)
Net profit for the period	-	-	-	-	-	-	323,154	-	323,154
Dividends paid	-	-	-	-	-	-	(97,125)	-	(97,125)
Dividend payable	-	-	-	-	-	-	(42,599)	-	(42,599)
Transfer from revenue reserve to capital reserve	-	22,375	-	-	-	-	(22,375)	-	-
At 30 June 2004	712,516	1,180,586	49,745	12,767	80,915	14,337	1,893,776	(13,447)	3,931,195

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the third quarter ended 30 June 2005
(The figures have not been audited.)

	9 months ended 30 June	
	2005	2004
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	429,232	457,315
Adjustment for non-cash flow :-		
Non-cash items	44,704	35,870
Non-operating items	(10,708)	(12,993)
Operating profit before working capital changes	463,228	480,192
Working capital changes :-		
Net change in current assets	(116,464)	18,944
Net change in current liabilities	(7,927)	60,129
Cash generated from operations	338,837	559,265
Interest paid	(5,494)	(4,383)
Tax paid	(85,681)	(88,024)
Retirement benefit paid	(1,948)	(2,530)
Net cash generated from operating activities	245,714	464,328
Cash Flow from Investing Activities		
Equity investments	29,792	(4,115)
Other investments	(187,104)	(300,785)
Net cash used in investing activities	(157,312)	(304,900)
Cash Flow from Financing Activities		
Bank borrowings	28,951	(30,533)
Transactions with owners as owners	(122,684)	(97,125)
Dividends paid to minority shareholders	(4,290)	(5,829)
Issue of shares to minority shareholder	10,262	3,799
Net cash used in financing activities	(87,761)	(129,688)
Net increase in cash and cash equivalents	641	29,740
Cash and cash equivalents at 1 October	611,261	581,962
	611,902	611,702
Foreign exchange difference on opening balance	(3,199)	229
Cash and cash equivalents at 30 June	608,703	611,931

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2004 except for the adoption of a new approved accounting standard, FRS 120 – Accounting for Government Grants and Disclosure of Government Assistance. The adoption of FRS 120 does not have any material impact on the results of the Group for the financial period.

A2. Audit Report

The audit report for the financial year ended 30 September 2004 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	9 months ended 30 June	
	2005	2004
	RM'000	RM'000
Final paid		
2004 - 9 sen per share less tax (2003 - 9 sen per share less tax)	46,007	46,007
Special		
2004 - 15 sen per share less tax (2003 - 10 sen per share less tax)	76,677	51,118
	122,684	97,125

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	9 months ended 30 June			
	Revenue		Profit before tax	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Plantation	1,285,639	1,256,234	309,040	319,941
Manufacturing	1,062,201	1,073,175	56,911	58,245
Retailing	585,076	575,705	7,416	16,764
Property development	28,541	36,139	4,983	8,994
Investment holding	70,098	62,029	15,812	17,376
Others	19,442	18,522	(612)	2,189
	3,050,997	3,021,804	393,550	423,509
Inter-segment elimination	(157,382)	(116,789)	-	-
	2,893,615	2,905,015	393,550	423,509
Corporate			17,834	8,420
			411,384	431,929
Finance cost			(5,103)	(4,383)
Share of results of associated companies			22,951	29,769
			429,232	457,315

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

On 1 June 2005, the Company disposed of 2.76% in the equity of Yule Catto & Co plc ("Yule Catto"), an associated company and the Group's equity in Yule Catto is now reduced to 18.93%. Accordingly, Yule Catto ceased to be an associated company of the Group and the Group's shareholding in Yule Catto has henceforth been classified as an ordinary equity investment.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B <u>Explanatory Notes as required by the BMSB Revised Listing Requirements</u>

B1. Review of Performance

The Group posted a slight reduction in the pre-tax profit for the current quarter to RM127.3 million in comparison to the corresponding quarter last year. Lower plantation profit from the drop in palm oil prices had affected the Group's results despite increased FFB production, better profit from the manufacturing sector and a gain from the sale of shares in a quoted associate.

The Group's 9 months' profit before tax fell 6.1% to RM429.2 million in comparison to the preceding year's same period. Although FFB production had improved and replanting expenditure reduced, plantation profit was lower due to decline in palm oil prices. Lower profit contributions from the retailing and properties sectors have also affected the results of the Group.

B2. Variation of Results to Preceding Quarter

For the current quarter under review, the Group's pre-tax profit rose 30.9% to RM127.3 million from RM97.3 million achieved in the preceding quarter. The improved results was attributed to higher profit from manufacturing sector and the gain from the disposal of shares in a quoted associate.

B3 Current Year Prospects

Notwithstanding the expected higher FFB production, the Directors are of the opinion that the Group's profit for the full financial year will be lower than that of the previous year largely due to lower palm oil prices and a weak outlook from the retailing sector.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Current tax expense				
Malaysian taxation	23,653	22,482	72,069	62,985
Overseas taxation	5,306	4,436	19,261	21,790
	28,959	26,918	91,330	84,775
Deferred tax relating to origination of temporary differences	3,757	9,550	15,250	25,678
	32,716	36,468	106,580	110,453
Under/(Over) provision in respect of previous years				
Malaysian taxation	60	(4,964)	(204)	(3,532)
Overseas taxation	(1)	(1)	178	(1)
	59	(4,965)	(26)	(3,533)
	32,775	31,503	106,554	106,920
Share of associated companies' taxation	1,453	1,855	8,664	13,076
	34,228	33,358	115,218	119,996

The effective tax rate for the current quarter and year to-date are lower than the statutory tax rate due principally to non-taxable income and availability of tax incentives.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 30 June 2005 (30 June 2004 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	31	10,763	1,631	10,786
Surplus on sale of land	-	286	-	286

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	3,198	12,218	69,896	27,335
Sales proceeds of quoted securities	68,808	220	81,735	22,374
Surplus/(Loss) on sales of quoted securities	21,496	(95)	20,457	6,054

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 June 2005	30 September 2004
	RM'000	RM'000
At cost		
Associated companies	40,616	156,322
Other investments	246,153	90,926
	286,769	247,248
At carrying value less allowance		
Associated companies	13,639	383,762
Other investments	465,218	89,555
	478,857	473,317
At market value		
Associated companies	7,063	559,873
Other investments	639,304	115,748
	646,367	675,621

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 June 2005		30 September 2004	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	58,470	GBP8,524	56,379	GBP8,244
	1,748	CAD565	1,689	CAD565
	9,000	HKD18,400	5,204	HKD10,688
	7,601	USD2,000	-	
	-		4,767	AUD1,750
	76,819		68,039	
- Unsecured	18,269	Rmb39,802	23,043	Rmb50,203
	95,088		91,082	
(ii) Bank Overdraft				
- Secured	7,841	USD2,063	12,317	USD3,243
	-		4,999	GBP731
	-		4,794	CAD1,602
	7,841		22,110	
- Unsecured	6,768	GBP987	2,893	GBP423
	631	HKD1,290	-	
	1,163		-	
	16,403		25,003	
(iii) Short Term Borrowing				
- Unsecured	1,201		14,000	
Total repayable within 12 months	112,692		130,085	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	1,151	CAD372	1,580	CAD526
	6,175	GBP900	10,689	GBP1,564
	-		1,183	HKD2,433
	7,326		13,452	
- Unsecured	55,987	USD14,740	11,397	USD3,000
Total repayable after 12 months	63,313		24,849	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 23 August 2005 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Mature within One Year RM million	Mature in the Second Year RM million
(a) Sale contracts	GBP	5.3	36.7	36.7	-
	AUD	2.5	7.2	7.2	-
	NZD	1.3	3.4	3.4	-
	EURO	12.3	57.1	56.9	0.2
	USD	199.5	752.0	735.5	16.5
(b) Purchase contracts	EURO	2.0	9.4	9.4	-
	USD	5.0	19.7	19.7	-
	GBP	3.0	21.1	21.1	-
	CHF	0.5	1.5	1.5	-

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

The following matters reported in the second quarter came up for trial at the High Court from 1 to 5 August 2005 :-

(a) the interim injunction by Glamour Green Sdn Bhd against the Company and its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") restraining Ambank Berhad, the Company and AHSB from dealing with the 35,000,000 Ladang Perbadanan-Fima Berhad ("LPF") shares which AHSB acquired on 14 December 2004, and AHSB from continuing with the mandatory general offer; and

(b) the Company's and AHSB's interim order from the High Court of Malaya for the preservation of assets in LPF.

Further thereto, a hearing has been fixed for 22 September 2005 to resolve any clarifications the Court may require. A decision on the trial is likely to be made earliest in October 2005.

B12. Dividend

(a) (i) A interim ordinary dividend has been declared;

(ii) The amount per share : 6 sen per share tax exempt

(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share tax exempt

(iv) The date paid : 9 August 2005

(b) The total dividend for the current financial year is 6 sen (2004 : 6 sen) per share tax exempt.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 30 June		9 months ended 30 June	
		2005	2004	2005	2004
(a)	Net profit for the period (RM'000)	91,348	94,028	310,984	323,154
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	12.87	13.24	43.80	45.52

B14. Delisting of Shares from the London Stock Exchange

Pursuant to the announcement made to the Bursa Malaysia Securities Berhad on 23 February 2005, the Company delisted its shares from the London Stock Exchange on 1 May 2005.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

30 August 2005

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/09/2005 04:27:43 PM**
Reference No **KL-050920-E4067**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of securities acquired

* Date interest acquired	:	**13/09/2005**
No of securities	:	**39,994,550**
* Circumstances by reason of which Securities Holder has interest	:	**Purchase of shares**
* Nature of interest	:	**Direct**
Price transacted (RM)	:	
Total no of securities after change	:	
Direct (units)	:	**39,994,550**
Direct (%)	:	**5.63**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**13/09/2005**

Remarks :

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/09/2005 12:48:07 PM**
Reference No **KL-050919-9D637**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **13/09/2005**	* **20,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **54,445,000**
Direct (%) : **7.67**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **54,445,000**
* Date of notice : **13/09/2005**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19/09/2005 12:48:13 PM
Reference No KL-050919-9D638

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 13/09/2005	* 20,000,000	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **54,445,000**
Indirect/deemed interest (%) : **7.67**

* **Total no of securities after change** : **54,445,000**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/09/2005 04:27:46 PM**
Reference No **KL-050920-E4068**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **13/09/2005**	* **223,400**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,771,150**
	Direct (%)	: **5.6**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **39,771,150**
*	Date of notice	: **13/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/09/2005 04:27:46 PM**
Reference No **KL-050920-E4069**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **14/09/2005**	* **66,200**	

* Circumstances by reason of which change has occurred : **Sales of shares**
* Nature of interest : **Direct**
Direct (units) : **39,704,950**
Direct (%) : **5.59**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **39,704,950**

* Date of notice : **14/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/09/2005 02:15:21 PM**
Reference No **KL-050921-25DBB**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **15/09/2005**	* **500,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,204,950**
	Direct (%)	: **5.52**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **39,204,950**
*	Date of notice	: **15/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/09/2005 12:31:21 PM**
Reference No **KL-050923-8AFB8**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/09/2005**	* **940,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **37,812,250**
	Direct (%)	: **5.33**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **37,812,250**
*	Date of notice	: **19/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/09/2005 12:31:20 PM**
Reference No **KL-050923-8AFB7**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/09/2005**	* **452,700**	

* Circumstances by reason of which change has occurred : **Sales of shares**
* Nature of interest : **Direct**

Direct (units) : **38,752,250**
Direct (%) : **5.46**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : 38,752,250

* Date of notice : **16/09/2005**